KOHA, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

March 14, 2018



Independent Accountant's Review Report

To Management
Koha, LLC
Chicago, IL

We have reviewed the accompanying balance sheet of Koha, LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 14, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

KOHA, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	2,688	-
Accounts Receivable	30,000	-
TOTAL CURRENT ASSETS	32,688	-
NON-CURRENT ASSETS		
Other Asset	94,532	21,100
TOTAL NON-CURRENT ASSETS	94,531	21,100
TOTAL ASSETS	127,220	21,100
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Payroll Liabilities	6,958	4,833
Direct Deposit Liabilities	562	562
Other Liabilities	6,688	-
TOTAL CURRENT LIABILITIES	14,208	5,395
TOTAL LIABILITIES	14,208	5,395
MEMBERS' EQUITY		
Contributed Capital	405,077	98,164
Retained Earnings (Deficit)	(292,065)	(82,459)
TOTAL MEMBERS' EQUITY	113,012	15,705
TOTAL LIABILITIES AND MEMBERS' EQUITY	127,220	21,100

KOHA, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Expense		
Payroll	35,939	29,710
General & Administrative	110,757	42,015
Advertising	62,910	10,733
Net Income from Operations	(209,606)	(82,458)
Net Income	(209,606)	(82,458)

KOHA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (209,606)	$ (82,458)
Change in Payroll Liabilities	2,125	4,832
Change in Direct Deposits Liabilities	-	563
Change in Other Liabilities	6,688	-
Net Cash Flows From Operating Activities	(200,793)	(77,063)
Cash Flows From Investing Activities		
Purchase of Software	(73,431)	(21,100)
Subscription Receivable	(30,000)	
Net Cash Flows From Investing Activities	(103,431)	(21,100)
Cash Flows From Financing Activities		
Change in Contributed Capital	306,913	98,163
Net Cash Flows From Investing Activities	306,913	98,163
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	2,688	-
Cash at End of Period	$ 2,688	$ -

KOHA, LLC
STATEMENT OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
BEGINNING MEMBERS' EQUITY	15,705	-
Change In Contributed Capital	306,912	98,164
Net Income(Loss)	(209,606)	(82,458)
ENDING EQUITY	$ 113,012	$ 15,705

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Koha, LLC ("the Company") is a limited liability company organized under the laws of the State of Illinois. The Company operates a cause marketing loyalty program for small businesses.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Illinois. The Company's tax filings in the State of Illinois for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members for the financial obligations of the company is limited to each member's contributions of capital to the Company.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 14, 2018, the date that the financial statements were available to be issued.